EXHIBIT 12.1

AERCAP HOLDINGS N.V. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS
(U.S. dollars in thousands, except ratio amounts)

	Year Ended December 31,					Three Months Ended March 31,

	2007	2008	2009	2010	2011	2011	2012
Fixed charges:
Interest expense	227,765	208,914	86,193	233,985	292,486	58,701	63,967
Capitalized interest	10,348	13,582	23,001	7,978	4,439	927	1,241
Portion of rent expense representative of interest	778	851	784	762	732	178	172
Total fixed charges	238,891	223,347	109,978	242,725	297,657	59,806	65,380

Earnings:
Income from continuing operations before income tax	191,214	138,643	203,610	258,226	230,051	76,294	67,578
Fixed charged from above	238,891	223,347	109,978	242,725	297,657	59,806	65,380
Less capitalized interest from above	(10,348)	(13,582)	(23,001)	(7,978)	(4,439)	(927)	(1,241)
Amortization of capitalized interest	387	623	1,190	2,055	2,467	565	617
Earnings (as defined)	420,144	349,031	291,777	495,028	525,736	135,738	132,334

Ratio of earnings to fixed charges	1.76	1.56	2.65	2.04	1.77	2.27	2.02